U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

January […], 2016

VIA EDGAR TRANSMISSION

Ms. Jaea Hahn
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:          TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Performance Trust Strategic Bond Fund (S000029835)

Dear Ms. Hahn:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of January 12, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 532 to its registration statement, filed on behalf of its series, the Performance Trust Strategic Bond Fund (the “Fund”).  PEA No. 532 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 30, 2015 for the purpose of making material changes to the Fund’s principal investment strategies.  The Trust is filing this PEA No. […] under Rule 485(a) with the revisions discussed herein in response to your comments and to make certain non-material changes as appropriate.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

General Comments

1.	Staff Comment: Because the Prospectus will be effective after December 31, 2015, please update the Fund’s performance returns, where applicable, to include performance for the calendar year 2015.

Response:  The Trust responds by making the requested revisions.

2.	Staff Comment: Throughout the Prospectus and Statement of Additional Information (“SAI”), please complete all information that is missing or incomplete.

Response:  The Trust responds by making the requested revisions.

3.	Staff Comment: The Staff reminds the Trust of the compliance requirements of Rule 498(e) under Regulation C of the Securities Act of 1933, should the Fund use a summary prospectus.

Response:  The Trust acknowledges it is aware of the requirements of Rule 498(e) with respect to website availability of documents.

Prospectus – Summary Section

4.	Staff Comment: Please confirm the Fund’s investment objective is consistent with the objective stated in the Fund’s by-laws. If not, please revise the Fund’s investment objective.

Response:  The Trust responds by supplementally confirming the Trust’s Amended and Restated Declaration of Trust permits the Trust to establish separate and distinct Series with separately defined investment objectives and policies and distinct investment purposes.  Accordingly, the Trust respectfully submits that it is not necessary to revise the Fund’s stated investment objective.

5.
Staff Comment:  Footnote 2 to the Fees and Expenses of the Fund table shows an operating expense limitation agreement is in effect until at least December 29, 2016.  To show the effect of this waiver, it must be in place for at least one year from the date of the Prospectus.  Please revise the date accordingly or remove the reference to the operating expense limitation agreement.  Please also make corresponding changes throughout the Prospectus and SAI.

Response:  The Trust responds by revising Footnote 2 to show the operating expense limitation agreement is in effect until at least January [26], 2017.  The Trust further responds by making corresponding changes throughout the Prospectus and SAI.

6.
Staff Comment:  Please revise the last sentence of Footnote 2 to confirm that the Adviser may only recoup management fee reductions and/or expense payments so long as such payments do not exceed the current expense cap in place.

Response:  The Trust responds by revising the last sentence of Footnote 2 to read as follows (changes shown in underline):

“The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the expense cap, if such reimbursements will not cause the Fund to exceed the expense limitation in place at the time of the recoupment.”

7.	Staff Comment: Please update expenses through the new date of the Prospectus.

Response The Trust responds by making the requested revisions.

Prospectus – Summary Section – Principal Investment Strategies

8.
Staff Comment:  In the first paragraph under the heading “Principal Investment Strategies,” please specify the types of fixed-income security in which the Fund will invest as part of its principal investment strategies.

Response:  The Trust responds by revising the applicable disclosure to read as follows (changes shown in underline):

““Fixed-income instruments” include corporate, government and municipal bonds, asset-backed and mortgage-backed securities and other fixed-income instruments issued by various U.S. Government, municipal or private-sector entities.”

9.
Staff Comment:  Please state any applicable percentage limitations on the investment types in which the Fund may invest.  If the investment type is not part of the Fund’s principal investment strategy, it should not be discussed in this item.

Response:  The Trust responds by supplementally confirming that all applicable percentage limitations on investment types are disclosed.

10.
Staff Comment: Please specify the types of derivative transactions in which the Fund may invest and the manner in which they will be employed.  Please refer to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust responds by directing the Staff to the disclosure on page 4 of the Summary Section, which notes “The Fund may also invest a portion of its assets in derivative instruments, including futures contracts, options and swaps as a substitute for taking positions in fixed-income instruments or to reduce exposure to other risks.”  The Trust respectfully submits that the current Summary Section disclosure appropriately states the types of derivatives in which the Fund may invest and the manner in which they will be used.

11.
Staff Comment:  Please disclose whether the Fund intends to invest in total return swaps.  If so, please confirm that the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.

Response:  The Trust responds by supplementally confirming the Fund does not intend to use total return swaps as part of its investment strategy.

12.
Staff Comment:  If the Fund intends to write credit default swaps please confirm the Fund will “cover” the full notional value of the swaps.  Please also confirm supplementally that the Fund uses the market value of credit default swaps for purposes of meeting its 80% test required by Rule 35d-1.

Response:  The Trust responds by confirming that to the extent the Fund will write credit default swaps, it will “cover” the full notional value of the credit default swaps.  The Trust further responds by supplementally confirming that credit default swaps, for purposes of the Fund’s 80% test, are measured using the market value.

13.
Staff Comment:  The Staff notes the Fund’s portfolio managers intend to construct the Fund’s portfolio with a target weighted average effective duration of no less than one year and no more than ten years.  If the portfolio managers also consider credit quality and maturity in constructing the Fund’s portfolio, please revise the applicable disclosure accordingly.

Response:  The Trust responds by supplementally confirming there are no applicable portfolio constraints related to either credit quality and/or maturity.

Prospectus – Summary Section – Principal Risks

14.
Staff Comment: Please consider the adequacy of disclosure to shareholders in light of risks due to recent events in fixed-income markets and the potential impact of tapering of quantitative easing and/or rising interest rates and the potential for periods of volatility and increased redemptions.  Please consider the appropriate manner of communicating any risks to shareholders (e.g., the Prospectus and shareholder reports).  The Staff references IM Guidance Update No. 2014-01.

Response:  The Trust responds by supplementally stating it has reviewed IM Guidance Update No. 2014-01 and believes the risks associated with fixed-income securities, in light of recent market events, are adequately addressed and disclosed to shareholders.

15.	Staff Comment: If the Fund is advised by or sold through an insured depository institution, please include the disclosure required by Item 4(b)(iii) of Form N-1A.

Response:  The Trust supplementally confirms the Fund is not advised by or sold through an insured depository institution.

16.	Staff Comment: With respect to “Management Risk,” please consider revising the disclosure to clarify that the Fund is actively managed.

Response:  The Trust responds by revising “Management Risk” to read as follows:

“The Fund is actively managed by the Adviser.  There is a risk that an actively managed fund will produce sub-par returns compared to a benchmark index.  Strategies employed by the Adviser in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.”

17.	Staff Comment: With respect to “General Market Risk,” please remove the disclosure related to mortgage-backed securities risks, limiting the discussion to general market risks.

Response:  The Trust responds by making the requested revision.

18.
Staff Comment:  The presentation of “Fixed-Income Securities Risk” in the Statutory Prospectus seems to more clearly state the risks associated with investments in fixed-income securities than the disclosure presented in the Summary Section.  Please consider a more brief discussion of fixed-income securities risk in the Summary Section.

Response:  The Trust responds by revising Fixed-Income Securities Risk disclosure to read as follows:

“Fixed-income securities held by the Fund are subject to interest rate risk, call risk, prepayment and extension risk, credit risk, and liquidity risk.”

19.	Staff Comment: Please consider eliminating the bullet point layout under “Mortgage-Backed Securities Risk.”

Response:  The Trust responds by supplementally stating it believes the bullet point layout appropriately conveys that each bulleted heading identifies risks that also fall under the broader category of “Mortgage-Backed Securities Risk.”  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

20.
Staff Comment:  With respect to the heading of the last bullet point under “Mortgage-Backed Securities Risk,” the Staff notes that inverse floaters are not considered mortgage-backed securities.  Please consider revising the heading accordingly.

Response:  The Trust responds by removing “Inverse Floater” from the bullet heading under “Mortgage-Backed Securities Risk.”

21.
Staff Comment:  Please consider revising the discussion of Residential Mortgage-Backed Securities Risk so that the disclosure does not generally repeat the disclosure related to Mortgage-Backed Securities Risk.

Response:  The Trust responds by revising Residential Mortgage-Backed Securities Risk disclosure to read as follows:

“Residential Mortgage-Backed Securities (“RMBS”) Risk
RMBS are subject to the risks generally associated with fixed-income securities and mortgage-backed securities.  ~~Delinquencies and defaults by borrowers in payments on the underlying mortgages, and the related losses, are affected by general economic conditions, the borrower’s equity in the mortgaged property and the borrower’s financial circumstances.~~  The risks associated with RMBS are greater for those in the Alt-A and subprime first lien mortgage sectors than those in the prime first lien mortgage sectors, but the risks exist for all RMBS.  Subprime loans are loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans.  Therefore, RMBS backed by subprime loans may suffer significantly greater declines in value due to defaults or the increased risk of default.  Recently, delinquency and defaults on residential mortgages have increased and may continue to increase.”

22.	Staff Comment: Please consider revising the disclosure related to Asset-Backed Securities Risk to include any risks in addition to impairment risk, such as prepayment risk and extension risk.

Response:  The Trust responds by revising Asset-Backed Securities Risk disclosure to read as follows:

“The impairment of the value of the collateral underlying a security in which the Fund invests such as non-payment of loans, will result in a reduction in the value of the security.  Like mortgage-backed securities, asset-backed securities are also subject to prepayment risk and extension risk.”

23.
Staff Comment:  With respect to the disclosure of risks related to “High-Yield Fixed-Income Securities,” please revise to include a reference indicating that these securities are also known as “junk bonds” in a parenthetical caption.

Response:  The Trust responds by making the requested revisions to the applicable risk disclosures for the Fund.

24.
Staff Comment: Please consider revising the disclosure of “Derivative Securities Risk” to reference those derivative instruments used by the Fund in its principal investment strategies.  Please also consider whether disclosure regarding the Fund’s investments in derivative instruments included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust does not believe it is necessary to make any revisions associated with this comment.

Prospectus – Summary Section – Performance

25.	Staff Comment: Please update the Bar Chart and Performance Table to include the Fund’s performance for the calendar year ended December 31, 2015.

Response:  The Trust responds by making the requested revisions.

Prospectus – General Comment

26.
Staff Comment:  Please review the Prospectus, Summary Prospectus and SAI for consistency.  For example, the Staff notes the Fund may invest more than 25% of its assets in municipal securities covered by insurance policies; however, municipal securities are not discussed in the Fund’s principal investment strategies.

Response:  The Trust responds by revising the Principal Investment Strategies section of the Prospectus to clarify the Fund may invest in “municipal obligations issued by or on behalf of state and local governmental authorities throughout the United States and its territories.”

Prospectus - Principal Investment Strategies

27.
Staff Comment:  The Staff notes that the description of the Fund’s Principal Investment Strategies is substantially similar to the corresponding disclosure in the Summary Section.  Please revise the Principal Investment Strategies disclosure to expand on the information included in the Summary Section.  The Staff references guidance update IM-2014-8.

Response:  The Trust responds by supplementally confirming it has reviewed the Staff’s guidance update IM-2014-8.  The Trust further responds by asserting that while the description of the Fund’s principal investment strategies in Items 4 and 9 are similar, the disclosure in Item 9 significantly expands on the themes presented in Item 4.  For example, Item 9 expands on the Fund’s investments in stripped securities and inverse floaters, the discussion of Alt-A loans, and the Adviser’s investment selection process.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

28.	Staff Comment: In the second paragraph under “Principal Investment Strategies” please describe in greater detail the Fund’s investments in stripped mortgage-backed securities.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline):

“The Fund may invest in stripped mortgage-backed securities, which are created when a U.S. government agency or a financial institution separates the interest and principal components of a mortgage-backed security and sells them as individual securities.  These securities may receive differing proportions of the interest and principal payments from the underlying assets, including interest-only and principal-only securities.”

29.	Staff Comment: In the fourth paragraph under “Principal Investment Strategies” please state the types of derivative instruments in which the Fund may invest.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline):

“The Fund may invest in futures contracts, options and swaps, which are considered derivatives.  The Fund may sometimes use these derivatives as a substitute for taking positions in bonds and/or as part of a strategy designed to reduce exposure to other risks.”

Prospectus - Principal Risks

30.	Staff Comment: Please review the principal risk disclosure for consistency with the principal risks disclosed in the Summary Section of the Prospectus.

Response:  The Trust responds by confirming it has reviewed the risk disclosure presented in the Summary Section and in the Principal Risk section, making changes where applicable.

31.
Staff Comment:  Please confirm “Short Sales Risk” is the only non-principal risk disclosed in the Prospectus.  If other risk factors are considered non-principal, please clearly identify such risks as non-principal.

Response:  The Trust responds by supplementally confirming “Short Sales Risk” is the only non-principal risk disclosed in the Prospectus.

32.	Staff Comment: If Municipal Securities Risk is a principal risk of the Fund, please include applicable disclosure in the Summary Section of the Prospectus.

Response:  The Trust responds by adding the following risk disclosure to the Summary Section:

“Municipal Securities Risks
The municipal market is volatile and can be significantly affected by adverse tax, legislative or political changes and the financial condition of the issuers of municipal securities.”

33.
Staff Comment:  The Staff notes the Fund may invest more than 25% of its total assets in municipal obligations issued by entities located in the same state.  If applicable, please identify the state or states to which this disclosure applies.

Response:  The Trust responds by supplementally stating there is no particular state or states contemplated by the Fund in which the Fund may invest more than 25% of its total assets.  Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

34.
Staff Comment:  Risks associated with investments in other investment companies and exchange-traded funds are listed as principal risks of the Fund.  Please revise the discussion of the Fund’s principal investment strategies in the Summary Section and Principal Investment Strategies section to include other investment companies and exchange-traded funds.

Response:  The Trust responds by adding the following disclosure to the Summary Section:

“In addition, the Fund may invest in other investment companies, including exchange-traded funds (“ETFs”).”

Prospectus – How to Redeem Shares – Payment of Redemption Proceeds

35.	Staff Comment: Please consider revising the disclosure to clarify that proceeds will usually be sent on the next business day and a shareholder will receive that day’s NAV.

Response:  The Trust responds by directing the Staff to the first sentence under the heading “Payment of Redemption Proceeds,” which clarifies “You may redeem your Fund shares at the NAV next determined after the Transfer Agent or your Authorized Intermediary receives your redemption request in good order.”

36.
Staff Comment:  Please supplementally discuss why receipt of purchase orders or redemption requests at the U.S. Bancorp Fund Services, LLC post office box does not constitute receipt by the Fund’s Transfer Agent.

Response:  The Trust responds by explaining supplementally that the disclosure is intended to mitigate any uncertainty that something other than physical possession of a purchase order or redemption request constitutes receipt.

Prospectus – Other Fund Policies – Redemption in Kind

37.
Staff Comment:  Please consider revising the disclosure to clarify that redemptions paid in kind remain subject to general market risk until the in-kind securities are sold, and that such sales may generate taxable gains.

Response:  The Trust responds by revising the “Redemption In Kind” disclosure as follows:

“The Fund generally pays redemption proceeds in cash.  However, the Trust has filed a notice of election under Rule 18f-1 under the 1940 Act with the SEC, under which the Trust has reserved the right to redeem in kind under certain circumstances, meaning that redemption proceeds are paid in liquid securities with a market value equal to the redemption price.  These securities paid in kind remain subject to general market risks until sold.  For federal income tax purposes, redemptions in kind are taxed in the same manner as redemptions paid in cash.  In addition, sales of such in-kind securities may generate taxable gains.”

Prospectus – Taxable Distributions

38.
Staff Comment:  Please supplementally confirm why it is appropriate to include references to potential high turnover rate when the Fund does not frequently trade securities, or consider revising the applicable disclosure for consistency with the Fund’s actual portfolio turnover.

Response:  The Trust responds by stating supplementally that, although the Fund’s portfolio turnover rate is not intended to be high, a higher turnover rate may occur as market conditions warrant.  Accordingly, the Trust believes the disclosure is appropriate as currently drafted.

Prospectus – Financial Highlights

39.	Staff Comment: Please identify the Fund’s auditor in the Prospectus and SAI, where applicable.

Response:  The Trust responds by making the requested revisions.

Statement of Additional Information

40.	Staff Comment: On page one of the SAI, please update the number of series of the Trust.

Response:  The Trust responds by making the requested revision.

Statement of Additional Information - Investment Policies, Strategies and Associated Risks

41.
Staff Comment:  Please review the Fund’s Investment Policies, Strategies and Associated Risks.  To the extent the strategies and risks discussed in the SAI are principal risks of the Fund, please revise the Prospectus and Summary Section if not already disclosed.

Response:  The Trust responds by supplementally confirming all principal strategies are currently disclosed in the Prospectus.

42.	Staff Comment: The Staff notes some of the strategies and risks discussed in the SAI do not seem applicable to the Fund’s investment objective. Please consider revising the disclosure as appropriate.

Response:  The Trust responds by supplementally confirming that all strategies and risks disclosed in the SAI are applicable to the Fund.

43.	Staff Comment: The SAI notes the Fund may invest in Mortgage-Backed Securities and Asset-Backed Securities as a non-principal investment strategy. Please reconcile this disclosure with the Prospectus.

Response:  The Trust responds by revising the disclosure to remove the reference to mortgage-backed securities and asset-backed securities as non-principal investment strategies.

44.	Staff Comment: Please reflect the expenses related to short sales in the Fees and Expenses of the Fund Table.

Response: The Trust responds by confirming supplementally, that, to the extent the Fund incurs expenses related to short sales (e.g. dividends and interest on short positions), it will include those amounts in the Fees and Expenses of the Fund table in the Prospectus.

Statement of Additional Information – Fundamental Investment Restrictions

45.
Staff Comment:  Please consider revising the disclosure to clarify that any percentage limitation described in the Fundamental Investment Restrictions with respect to borrowing is not limited to the time of borrowing.

Response:  The Trust responds by supplementally stating the current disclosure does not indicate that the limits on borrowing are limited to the time of borrowing, and respectfully declines to add additional disclosure.  The Trust further responds by supplementally confirming that all borrowing practices are consistent with Section 18 under the Investment Company Act of 1940, as amended.

Statement of Additional Information – Portfolio Holdings Information

46.	Staff Comment: Please identify by name all third parties that receive notice of the Fund’s portfolio holdings information in advance of that information being made public.

Response:  The Trust responds by supplementally confirming that all third parties that receive notice of the Fund’s portfolio holdings information in advance of that information being made public are identified in the SAI.

Part C

47.	Staff Comment: Please confirm the Fund’s operating expense limitation agreement is included as an exhibit to the Fund’s registration statement.

Response:  The Trust responds by supplementally confirming that the Fund’s Amended and Restated Operating Expense Limitation Agreement was previously filed with the Trust’s Post-Effective Amendment No. 417 to its Registration Statement on Form N-1A with the SEC on December 16, 2013.

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers